

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 11, 2024

Quentin Koffey
Managing Partner
Politan Capital Management LP
106 West 56th Street, 10th Floor
New York, NY 10019

**Re: Politan Capital Management LP
Masimo Corporation
PREC14A filed June 3, 2024 by Politan Capital Management LP et al.
File No. 001-33642**

Dear Quentin Koffey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the proxy statement listed above, unless otherwise indicated.

<u>Preliminary Proxy Statement filed June 3, 2024</u>

<u>General</u>

1. Please revise to provide support for the following statement on page 2: "the Board and management team *undermined* attempts to improve the Company's broken corporate governance" (emphasis added). To the extent that support for this statement is included elsewhere in the proxy statement, so indicate in the revised disclosure.

2. We note your disclosure on page 7 that the "Company's management team discussed a draft of the 2023 Annual Report with the Board, but following such discussion, *a majority of the independent directors* of the Board were unwilling to sign the 2023 Annual Report until additional information that Board members had repeatedly requested was provided" (emphasis in original). Please disclose which Board members "repeatedly requested" such information.

3.   We note your disclosure on page 29 that the "Company Proxy Statement states that brokers will not have discretionary authority to vote on any of the proposals at the 2024 Annual Meeting, including the Ratification of Auditors." Refer also to similar disclosure on page 30. However, the Company Proxy Statement discloses on page 124 that "because the Politan Group has initiated a proxy contest, *to the extent that the Politan Group provides a proxy card or voting instruction form to stockholders who hold their shares in 'street name,'* brokers will not have discretionary voting authority to vote on any of the proposals presented at the Annual Meeting, including the ratification of auditors" (emphasis added). Please revise or advise.

4.   Refer to Schedule II, which states that the schedule includes a table from the Company's Proxy Statement. We are unable to locate such table within Schedule II. Please revise or advise.

Compensation of the Company's Directors, page 21

5.   In the description of Mr. Kiani's Employment Agreement on page 22, please note the areas in which he disagrees with your interpretation of its provisions. For example, we note that he has stated he will not accept an invitation to re-join the Board if not elected at the upcoming annual meeting and therefore believes the payment provisions under his Employment Agreement would be triggered. Quantify the estimated payments due if Mr. Kiani is not re-elected to the Board and his interpretation of the Employment Agreement prevails.

6.   See our last comment above. Clarify your intentions with respect to retaining Mr. Kiani as CEO if both of your nominees are elected.

Proposal Three: Advisory Vote to Approve the Compensation of Named Executive Officers, page 26

7.   Briefly explain why you are recommending a vote "AGAINST" this proposal or refer to any reasons that appear elsewhere in the proxy statement.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Blake Grady at 202-551-8573.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Mergers & Acquisitions